UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at September 15, 2008

FARALLON RESOURCES LTD.
Suite 428, 800 West Pender Street
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: September 15, 2008

Print the name and title of the signing officer under his signature.

Ste. 428, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-638-2050
Fax: 604-638-2041
www.farallonresources.com

UNION NEGOTIATIONS CONCLUDED FOR FARALLON'S G-9 PROJECT

September 15, 2008 Vancouver, BC -- Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that the Company has successfully concluded negotiations with Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Republica Mexicana, the Mexican mining labour union at its G-9 Project at the Campo Morado property in Mexico. The monetary settlement will be effective September 1, 2008 and be in effect until August 31, 2009.  Unionized employees at the G-9 Project will receive a 5% increase to their base wage and an additional 1% lump sum payment (calculated utilizing an estimate of annualized base wage).  All other terms of the current collective agreement have been extended and will continue to be in force until the parties meet in January to discuss potential language amendments.

President and CEO Dick Whittington said "I am pleased to have reached this agreement with the union at G-9. It is a testament to the strong relationship we have developed with the union on a number of fronts over the last year. This agreement will provide Farallon and the union with the required labour stability in which to make the transition to an operating mining company.  I wish to thank all the individuals that were able to bring these negotiations to a very timely conclusion."

Farallon is advancing the G-9 polymetallic (zinc, copper, silver, gold, lead) project at Campo Morado. Employing a ‘Parallel Track’ program, Farallon has expanded and confirmed the high-grade mineralization within the G-9 deposit through drilling in parallel with project development activities. An underground decline has reached the North and West Extension zones of the G-9 deposit and underground drilling, and stope access and development is underway. Mill commissioning is well underway and concentrate is being produced. Haulage and sale of concentrates is expected to begin in October. Access for stope development in the high-grade Southeast zone is expected in December, with full production at 1,500 tonnes per day targeted for January 2009.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.